UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING CONTRACTS ON SUPPLIES OF EXTRA-SIZE TIRES WITH JAPAN’S
MARUBENI CORPORATION

Moscow, Russia — November 20, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the signing of five-year contracts for supplies of extra-size Bridgestone tires with Japan’s Marubeni
Corporation during the 10th session of the Russia-Japan Inter-Government
Commission on Trade and Economic Issues in Tokyo, Japan.
On the sidelines of the official visit of Russian Federation’s First Deputy
Prime Minister Igor Shuvalov to Japan, Mechel Group’s enterprises — Yakutugol
Holding Company OAO, Southern Kuzbass Coal Company OAO and Korshunov Mining
Plant OAO — signed five-year contracts with Marubeni Corporation for the supply of Bridgestone-produced off-road tires for heavy duty dump trucks. The documents were signed in the presence of Mr. Shuvalov and Japanese Foreign Minister
Koichiro Gemba. Mechel OAO’s Vice-President for Commercial Activities Mikhail
Urvantsev and Chief Operations Officer of Marubeni Corporation’s Lifestyle
Division Katsuhisa Yabe signed the contracts.
Mechel is the first Russian mining and steel company that Marubeni Corporation granted five-year contracts for supplies of extra large-size tires. According to the contracts, over 5,000 off-road tires for heavy duty dump trucks will be supplied to Mechel Group’s enterprises.
Marubeni Corporation is one of Japan’s largest companies, which is also an authorized export dealer of Bridgestone Corporation’s products.
“These long-term contracts will help our enterprises’ stable operations and improve the efficiency of production in Mechel’s mining division, including implementation of our key project, development of Elga Coal Complex. Signing these contracts on the sidelines of a session of the Russia-Japan
Inter-Government Commission on Trade and Economic Issues is a major step for the company in further developing bilateral ties with leading Japanese industrial producers, which is aimed at consolidating Mechel’s leading positions on the world market of metallurgical coals,” Mechel OAO’s Chief Executive Officer
Evgeny Mikhel noted.
***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 20, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO